December 18, 2009

VIA EDGAR

Mail Stop 3030

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeff Jaramillo, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
Julie Sherman, Staff Accountant

Re:	Lam Research Corporation
Form 10-K for Fiscal Year Ended June 28, 2009
Filed August 27, 2009
File No. 000-12933

Ladies and Gentlemen:

We are submitting this letter on behalf of Lam Research Corporation (the “Company” or “Lam”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated November 10, 2009 (the “Staff Letter”) relating to the Company’s Form 10-K for Fiscal Year Ended June 28, 2009 (File No. 000-12933) (the “10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

U.S. Securities and Exchange Commission

December 18, 2009

Form 10-K for the year ended June 28, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.	We note that your fiscal year 2009 revenue has decreased by approximately 55% as compared to the previous year and that the decrease in 2009 revenue compared to 2008 revenue was a result of “declines in customer demand, consistent with the deterioration in the general economic outlook...” In light of the significant decline in revenue for fiscal year 2009 as compared to the prior year, your MD&A disclosure appears broad and does not provide a thorough analysis that provides readers a view of the company through the eyes of management. When individual line items, disclosed in your statements of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change. For example, please quantify each material factor (i.e. such as price changes and / or volume changes by type of product), disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. Please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes. Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A. As part of your response, please provide us with your proposed disclosure to include in future filings that addresses our concerns. See Item 303 of Regulation S-K and FR-72 for guidance.

The Company believes that, in the MD&A contained in the 10-K, it has provided analysis of the material trends, risks, challenges, and opportunities that it faces in a manner that provides investors with insight into management’s assessment of the material aspects of the Company’s business environment. Specifically, the Company examines in the executive summary of the MD&A that the overwhelmingly predominant cause of the 55% decline in revenue in fiscal year 2009, as compared to the prior year and noted by the Staff, being the steep decline in demand for the Company’s products, which affected most, if not all, of the customers of the Company. The change in the Company’s performance from fiscal year 2008 to fiscal year 2009 can almost entirely be explained by the decline in revenue experienced as a result of this decline in demand. Other factors which in other periods might be significant (such as price changes) were not significant compared to the drop in demand during this time period. Accordingly, the Company focused on the decline in demand and consequent decline in revenue in the 10-K.

U.S. Securities and Exchange Commission

December 18, 2009

The decline in demand is described in a number of places in the MD&A. For example, in the second paragraph of the executive summary, the Company notes that “[r]ecent adverse conditions in the global economy have significantly reduced customer demand for our products”; in the first paragraph following the table in the executive summary, the Company indicates that “[f]iscal year 2009 results… reflect declines in customer demand… specifically, the downturn in the semiconductor industry which has been impacted by a decline in consumer spending for electronic goods”; in the following paragraph, “[g]ross margin…reduction was primarily due to customer concentration, product mix, and decreased factory and field utilization as a result of reduced shipment volumes on declining customer demand”; and in the fifth paragraph following the table, the Company indicates that “there are near-term pressures on business from declining customer demand.” Furthermore, the Company quantified the impact of the decline in demand. For example, in the line item discussing Shipments and Backlog, the Company noted the 59% year-over-year decline in shipments and attributed it to the industry and economic environment discussed elsewhere in the MD&A.

Similarly, the Company describes management’s analysis of, and anticipated responses to, the impact of the decline in demand in the MD&A. For example, in the second paragraph of the executive summary, the Company notes that “…we believe that, over the long term, demand for our products will increase as customers’ capital expenditures increase to meet demand for semiconductor devices.” The Company provides a number of instances of discussion of its strategies and views on market trends and opportunities: “we are targeting the longer-term benefits of our product development activities;” “we believe there are opportunities for market share expansion [in the etch and clean markets]”; “significant growth opportunities will be in single-wafer clean”; “we intend to increase the penetration of various applications at our existing single wafer clean customers, as well as at customers who will be introducing single-wafer clean into their fabs”; “spending for new equipment in [back-end-of-line foundry and logic] markets has recently been low, resulting in temporarily exacerbated reductions in revenue and market share… we expect our market share will increase with our current tool of record positions”; “we have continued to make major investments in product portfolios, as we believe they represent a significant growth opportunity.” The Company believes this focus provides investors with the view and focus of management on the most significant factor bearing on the Company's recent and future performance.

Nonetheless, the Company acknowledges the Staff’s comments, as well as the fact that the relative importance of other factors will likely change in future periods. As a result, in future filings, the Company intends to address in its discussion of results of operations line items, to the extent that they are not apparent and required to understand changes in operating results, factors that impact such items. Where a factor evinces a trend that is expected to impact future results, the Company will disclose that belief.

U.S. Securities and Exchange Commission

December 18, 2009

The Company will continue to quantify the impact of these factors where its management believes that it can do so practically and in a manner meaningful to investors without disclosing competitively sensitive information. For example, in the MD&A contained in the 10-K, the Company quantifies (under the Research and Development heading) the effects of cost-savings measures (a decrease of $8 million in R&D expense compared to the prior-year period) and lower profits (a decrease of $11 million in other employee compensation). The Company has also quantified changes in items such as restructuring charges, 409A expense, and elements of compensation.

Financial Statements, page 46

Note 13: Commitments, page 74

Operating Leases, page 75

2.	It appears from your disclosure that the “Operating Leases,” which are further described in your disclosures on page 75 are first governed by a Construction Agreement entered into with regard to such properties and upon completion of construction of such properties the Company occupies these properties per the terms of the Operating Leases. In this regard, please tell us how you considered EITF 97-10, in determining if your involvement with the construction of such properties required you to be considered the owner of the properties during the construction period. Please provide us your assessment under EITF 97-10 for each property covered by the Operating Leases, as further described on page 75.

Lam advises the Staff that only the “Livermore Leases” (as defined on page 75 of the Form 10-K) were subject to Construction Agreements; and would note for the Staff that the buildings under the “New Fremont Leases” were already completed at the lease inception and, therefore, not subject to Construction Agreements or assessment under EITF 97-10. The Company considered EITF 97-10 in evaluating and assessing whether any provision in the Construction Agreements would require the Company to be treated as the owner of the project during the construction period and, if so, subject to the requirements of sale leaseback accounting under SFAS 98. Under EITF 97-10, the Company evaluated whether Lam was acting as an agent for the owner-lessor, or in substance, was considered the owner of the asset during the construction period.

In performing the assessment, the Company considered each provision of EITF 97-10. Specifically, the Company considered the maximum guarantee test (90% recovery-of-investment test) and noted that the Company’s maximum contractual amount for which it could be

U.S. Securities and Exchange Commission

December 18, 2009

responsible to the owner-lessor was limited to less than 90% of project costs incurred to date. This limited obligation under the maximum guarantee is only due to the owner-lessor for items over which the Company has control during the construction period. The contractual arrangements did provide for a full indemnification from the Company to the owner-lessor for the items specifically permitted to be excluded from the maximum guarantee test as described in item 10 of EITF 97-10 (i.e. bankruptcy, reasonably assumed not to occur during construction, remote pre-existing environmental claim, as well as fraud and willful acts of the Company).

In addition to the maximum guarantee test, the Company also considered the other six conditions where a lessee should be considered the owner of a real estate project despite the fact that the present value of the lessee’s maximum guarantee is less than 90% of the total project costs as detailed in EITF 97-10 and determined that none of the conditions were present in the Livermore Leases. Specifically:

•

Lam did not nor was it required to make equity investments in the owner-lessor or any party related to the owner-lessor. Furthermore, Lam did not make any loans or advances (or assume any obligations to make loans or advances) to the owner-lessor or any party related to the owner-lessor.

•	Lam has no obligations that could arise from being the construction manager/agent other than pursuant to a contractual arrangement that includes timely reimbursement.

•	Lam did not indemnify the owner-lessor or its lenders for preexisting environmental risks when the risk of loss was more than remote.

•	Lam is indemnifying, during the lease term, only the owner-lessor directly and only for Lam’s own actions or failure to act.

•

Lam did not take title to the real estate during the construction period nor during the lease or provide supplies or other components used in construction of the project other than materials purchased for which it was entitled to timely reimbursement.

•	Lam neither owned the land nor leased the land and did not sublease it to the owner-lessor before construction commenced.

Accordingly, while the Livermore Leases were subject to the scope of EITF 97-10, Lam did not assume construction period risk that would require it to be considered the owner of the project that related to the Livermore Lease property.

3.	Additionally, please provide us with your analysis for each lease under the Operating Leases, as further described on page 75, which supports that these leases do not meet any of the criteria in paragraph 7 of SFAS No. 13.

U.S. Securities and Exchange Commission

December 18, 2009

Lam advises the Staff that it accounts for its leases as operating leases because they do not meet any of the criteria for capital lease treatment under paragraph 7 of SFAS No. 13. A lease is deemed to be a capital lease if it meets any one of the four criteria outlined in SFAS No. 13. Lam reviewed the capital lease criteria and concluded as follows for all properties described on page 75 of the 10-K under Operating Leases:

(i)	The leases do not transfer ownership of the properties to the lessee at the end of the term.

(ii)	For each of the referenced properties, the purchase options do not represent bargain purchase options as defined in paragraph 5(d) of SFAS No. 13. Lam has the right to purchase the property at a fixed price that is equal to the initial fair value at the commencement of the lease; therefore, the lease does not contain a bargain purchase option. Further, Lam considered whether the Company is economically compelled to purchase the properties due to factors external to the lease even though the fixed price is not itself a bargain and determined it is not.

(iii)	For each of the referenced properties, the lease terms do not exceed 75% of the estimated economic life of the properties. The lease term for each property will be approximately seven years. The economic life of the properties significantly exceed ten years; therefore, 75% would be at least 7.5 years.

(iv)	For each of the referenced properties, the present value of the minimum lease payments (which includes the residual value guarantees) was less than 90% of the fair value of the properties at the commencement date. The minimum lease payments, including the maximum residual value guarantee was discounted at the rate implicit in the lease because the Company knew the lessor’s implicit rate and it was lower than the Company’s borrowing rate.

4.	We note from your disclosure that you provide residual value guarantees to BNPPLC for the properties subject to the Operating Leases, which is no more than approximately $141.7 million, as further described on page 76. In this regard, please provide us with and revise your footnotes in future filings to disclose information as to the amount of guarantee liabilities accrued at the balance sheet date. If no such amounts exist, or they are immaterial, please state so. In addition, please provide us with and disclose in future filings an accounting policy that clearly and completely discloses the conditions when a residual value amount is recognized as a liability in the consolidated financial statements.

U.S. Securities and Exchange Commission

December 18, 2009

In future filings, Lam will disclose the amount of guarantee liabilities accrued, if material, related to the Company’s Operating Leases as described on page 76 of the 10-K. Under FIN 45, the fair value of a residual value guarantee in lease agreements entered into after December 31, 2002, must be recognized as a liability. Consistent with FIN 45, the Company recognized at lease inception $0.6 million in liabilities related to the “Operating Leases” (as defined on page 75 of the 10-K), representing Lam’s estimate of fair value based on the premium that would be required had the guarantee been issued in a standalone transaction. These liabilities are recorded in other long-term liabilities with the offsetting entry recorded as prepaid rent in other assets. The balances in prepaid rent and the guarantee liability are amortized to the income statement on a straight line basis over the life of the leases. If it becomes probable that the Company will be required to make a payment under the residual guarantee, Lam will increase its liability with a corresponding increase to prepaid rent. The Company will then amortize the increased prepaid rent over the remaining lease term with no corresponding reduction in the liability. As of June 28, 2009, the unamortized portion of the fair value of the residual value guarantees remaining in other long-term liabilities and prepaid rent was $0.3 million.

In future filings, Lam will expand its disclosure in the “Summary of Significant Accounting Policies” footnote under the subtitle “Guarantees” to read substantially as follows:

Guarantees: The Company evaluates its guarantees to determine whether the guarantee is subject to disclosure requirements or is required to be recorded in the financial statements at fair value. The Company has recorded a liability for certain guaranteed residual values related to specific facility lease agreements. This liability is recognized at fair value at inception of the lease. This liability and the related prepaid rent are subsequently amortized to the Company’s consolidated statements of operations on a straight-line basis over the life of the leases. If the Company subsequently concludes that it is probable that it will be required to make a payment under the residual value guarantee, the Company would increase the amount of the liability and related prepaid rent and amortize the prepaid rent increase to the Company’s consolidated statements of operations over the remaining lease term. The Company has evaluated its remaining guarantees and has concluded that they are either not within the scope of the accounting guidance or do not require recognition in the financial statements. These guarantees generally include certain indemnifications to its lessors under operating lease agreements for environmental matters, potential overdraft protection obligations to financial institutions related to one of the Company’s subsidiaries, indemnifications to the Company’s customers for certain infringement of third-party intellectual property rights by its products and services, and the Company’s warranty obligations under sales of its products. Please see Note 13 for additional information on the Company’s guarantees.

U.S. Securities and Exchange Commission

December 18, 2009

Warranties, page 78

5.	We see from your rollforward of warranty reserves that there have been significant changes during the year ended June 28, 2009, including an adjustment of $20.8 million for what you refer to as “expirations and change in liability for pre-existing warranties during the period” and a disproportionate year-over-year decrease in “warranties issued during the period” as compared to the year-over-year decrease in 2009 total revenue. In this regard, please explain to us the nature and specific timing of events or circumstances that occurred during your fiscal year ended 2009 that resulted in the abovementioned significant changes and how you determined the impact of such changes.

As currently disclosed in the 10-K, the Company establishes warranty reserves at time of system shipment based on historical trends that vary based on geographical region, product type and customer. The Company offers standard warranties for its systems that generally run for a period of 12 months from system acceptance. Actual warranty expenses are accounted for on a system-by-system basis, and may differ from the Company’s original estimates. The Company monitors the performance and cost of warranty activities quarterly and when actual costs incurred are different than its estimates the Company recognizes adjustments to warranty provisions in the period in which those differences arise or are identified. These adjustments are calculated using current warranty experience and a forecast for the remaining warranty period on a system by system basis. During the second half of fiscal year 2009, customer utilization of Lam’s systems was at or near record lows due to worldwide economic conditions, which resulted in lower warranty costs. For systems shipped prior to the economic downturn, the warranty reserves established at the time of revenue recognition did not anticipate this decline in utilization and therefore adjustments were made as the Company identified this lower utilization. In addition, Lam was able to resolve technical issues that had previously resulted in higher warranty costs, and consequently made adjustments for systems that were already under warranty as these solutions were identified.

The fiscal year 2008 to fiscal year 2009 decrease in warranty expense for “warranties issued during the period” was approximately 74% sequentially. The decrease in total revenue over this same period was approximately 55% sequentially. The decrease in warranty expense and warranties issued was driven by four major factors: 1) a decrease in overall revenue levels, 2) the reduction in utilization of systems under warranty, 3) the resolution of technical issues with the Company’s products that Lam expects will lower overall warranty costs for systems shipped in fiscal year 2009 and in future periods, and 4) favorable product mix. The combination of these four factors resulted in a “disproportionate” decrease in warranty costs for systems recorded to revenue in fiscal year 2009.

U.S. Securities and Exchange Commission

December 18, 2009

Note 16: Goodwill and Intangible Assets, page 84

6.	We see you indicate that “a combination of factors, including the current economic environment, a sustained decline in [your] market valuation and a decline in [your] operating results were indicators of possible impairment of the Company’s goodwill” so you performed an analysis during the quarter ended March 29, 2009 and concluded that the fair value of the Clean Product Group had been reduced below its carrying value. As a result, you recorded an impairment charge of $ 96.3 million in fiscal 2009. Regarding your impairment analysis of goodwill, and in the interest of providing readers with better insight into management’s judgments into accounting for goodwill and intangible assets, please tell us and revise your Critical Accounting Policies section of MD&A in future filings to disclose in more detail how you evaluate your goodwill for impairment. In this regard, please discuss the following:

•	How many reporting units you have identified and the amount of goodwill allocated to each reporting unit;

The Company has identified two reporting units, namely, the Clean Product Group (“CPG”) and Core Lam (“Core”).

As of June 28, 2009, the Company had goodwill totaling $169.2 million, with $105.5 million attributable to the CPG reporting unit and $63.7 million attributable to the Core reporting unit.

•	For each reporting unit, tell us the percentage by which the fair value exceeded the carrying value as of the date of the most recent test;

Consistent with SFAS 142, the Company performs an impairment analysis on goodwill annually (or more frequently if there are any indicators that suggest that goodwill may be impaired) at the beginning of the Company’s fourth fiscal quarter of each year (for fiscal 2009 the impairment testing date was March 30, 2009). As noted by the Staff and further discussed below and described on page 84 of the Form 10-K, the Company undertook an interim impairment analysis in its third fiscal quarter of 2009 as indicators of impairment were noted.

Following the write-down of goodwill recorded as a result of Lam’s interim assessment during the quarter ended March 29, 2009, the estimated fair value of the CPG reporting unit exceeded its carrying value by approximately 7%. Subsequent to this interim evaluation date, through the date of the Company’s required annual impairment test performed during the quarter ended June 28, 2009, business trends stabilized and the market capitalization of the Company and its guideline peers improved such that no further impairment was noted to exist and the excess of estimated fair value over carrying value of the CPG reporting unit increased further. The fair value of the Core reporting unit exceeded the carrying value by more than 100% as of our most recent test.

U.S. Securities and Exchange Commission

December 18, 2009

•

Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

In future filings, the Company will revise its Critical Accounting Policy footnote to include the expanded disclosures regarding the valuation methodologies used in assessing goodwill impairment (see below for a proposed example of revised disclosure).

In connection with its interim goodwill impairment analysis for the CPG reporting unit performed during the quarter ended March 29, 2009, Lam considered the three generally accepted approaches for valuing a business: the Income, Market, and Cost approaches. Based on the nature of the business and the reporting unit’s current and expected financial performance, the Company determined that the Income and Market approaches were the most appropriate methods in estimating the fair value of the reporting unit under the first step of its impairment analysis.

To apply the Income approach, the Company calculates the present value of the most current estimates of future cash flows consistent with its plans and estimates used in managing the underlying businesses. The estimates and assumptions used in determining the present value include future revenues and operating margins, tax rates, expectations of competitive and economic environments, and risk-adjusted discount rates.

To apply the fair value using the Market approach, the Company first assesses its market capitalization as of the analysis date. The Company also considers valuation multiples, derived from publicly-traded benchmark companies. Benchmark companies are selected based on comparability of the underlying business and whether the underlying economics of the benchmark company are reflective of the respective reporting unit. In addition, the quality of public information and maturity of the benchmark companies’ businesses are considered in the selection process. Benchmark multiples and values are then compared, contrasted, and assessed against the reporting unit’s financial performance to determine its fair value. A benefit of the Market approach is its simple application when a truly comparable transaction is available. The primary limitation associated with the Market approach is the availability of truly comparable transactions occurring as of a recent date upon which to establish fair value.

•

Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results in a discounted cash flow projection. In this regard, we note that FASB ASC 350-20-35 (paragraph 23 of SFAS 142) indicates that quoted market prices in active markets are the best evidence and should be used if available;

U.S. Securities and Exchange Commission

December 18, 2009

The Company currently discloses that it assesses the fair value of its reporting units utilizing Market and Income approaches through the application of market comparable and discounted cash flow methods, respectively. The Market and Income approaches were selected because the Company believes that these approaches generally provide the most reliable indications of fair value when the value of the operations is more dependent on the ability to generate earnings than on the value of the assets used in the production process. Consistent with SFAS 142 guidance, quoted market prices in active markets are a key indicator in the initial fair value assessment and have been considered in the Company’s fair value analyses. As noted above, one limitation of the Market approach is the lack of availability of truly comparable companies or transactions as of a recent date upon which to establish fair value.

In determining fair value of the CPG reporting unit, the Company used a weighted combination of the Market and Income approaches, as this combination was deemed to be the most indicative of the Company's fair value in an orderly transaction between market participants.

•

A qualitative and quantitative description of the material assumptions used, how those assumptions were determined, and a sensitivity analysis of those assumptions based upon reasonably likely changes;

In future filings, the Company will revise its Critical Accounting Policy footnote to include expanded disclosures regarding material assumptions used in its valuation methodologies and how they were determined (see below for a proposed example of revised disclosure).

The Company used the following key assumptions and analysis in the Market and Income approach models for its interim goodwill impairment analysis of the CPG reporting unit’s performance during the quarter ended March 29, 2009:

The key assumptions used in Lam’s Income approach were:

Net Income – Lam’s Income approach model employed a six-year income forecast, including estimates of revenue, cost of goods sold, operating expenses and income taxes. The detailed forecasts assumed revenue growth trends during the forecast period consistent with projected market size for the Company’s products and market share expectations in those markets. As the CPG reporting unit is newly formed, and consistent with growth expectations for newer companies, CPG’s revenue forecasts are expected to gain momentum in the mid-to-long term outlook.

Cash Flow Adjustments – Cash flow adjustments included capital expenditures, depreciation, and changes in net working capital. These estimates were based on the observed level of capital expenditures, depreciation and working capital requirements by comparable companies and historical Clean Product Group ratios. Capital expenditures, depreciation, and working capital adjustments were added to or subtracted from the projected after-tax debt-free net income in order to derive net debt-free cash flows attributable to the CPG reporting unit.

U.S. Securities and Exchange Commission

December 18, 2009

Terminal Value – The Company used the Gordon Growth model to estimate the terminal value of the CPG reporting unit, based on an assumed long-term growth rate intended to fairly represent the long-term growth prospects of the business and industry. If all other assumptions are held constant, a 1% increase or decrease in the assumed long-term growth rate would have increased or decreased the fair value of equity in the CPG reporting unit by approximately $18 million.

Discount Rate – The Company applied a discount rate to the forecasted cash flows based on a weighted average cost of capital (“WACC”) calculation. WACC measures the average cost per dollar of capital of an enterprise based on the individual costs of debt and equity and the enterprise’s target capital structure based on a set of selected guideline public companies (“GPCs”). The cost of equity was estimated using the capital asset pricing model which included a risk-free rate, a beta based on GPC observations, an equity risk premium based on GPC observations, and a company size premium based on GPC observations. In addition, a specific risk premium was included to represent the additional risk associated with operating a recently formed reporting unit compared to well-established and diversified comparable companies as represented by the GPCs. The pre-tax cost of debt was estimated based on the return for comparable Moody’s rated bonds. The target capital structure was based on the average capital structure held by the GPCs. With all other assumptions held constant, a 0.5% increase or decrease in the assumed discount rate would increase or decrease the fair value of equity in the CPG reporting unit by approximately $17 million.

Based on the Company’s analysis and the assumptions identified above, Lam summed (a) the present value of cash flows and (b) the present value of the terminal value and (c) the excess cash and then subtracted the fair value of debt as of the valuation date to arrive at the equity value of the CPG.

The key assumptions used in Lam’s Market approach were:

Guideline Public Companies – The Company used the same GPCs considered in the determination of the discount rate in the Income approach.

Valuation Multiples – The Company determined the market value of total invested capital (“TIC”) for the GPCs, defined as: Market Value of Equity + Market Value of Debt + Market Value of Preferred Stock and Minority Interest; and then calculated the TIC as a multiple of trailing twelve months (“TTM”) and next twelve months (“NTM”) financial data. For the NTM financial data, estimates were obtained by considering the average analyst estimates for the GPCs. A control premium was applied to determine the fair value of the TIC of Lam on a controlling basis. The control premium was selected in comparison to a mean/median of a range of control premiums observed from selected guideline companies / transactions.

U.S. Securities and Exchange Commission

December 18, 2009

The indicated value of equity was calculated by applying equal weightings to the Income and Market approaches, which did not vary significantly. Based on the above outlined methodologies and assumptions, the carrying value of the CPG reporting unit exceeded its fair value as of the interim impairment assessment date and, accordingly, an impairment indication was deemed present as of the valuation date and a Step 2 test was performed which resulted in the $96.3 million impairment charge recorded in fiscal 2009.

•	Discussion of the degree of uncertainty associated with key assumptions;

In future filings the Company will revise its Critical Accounting Policy footnote to include expanded disclosures regarding the degree of uncertainty with key assumptions (see below for a proposed example of revised disclosure).

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Prior to the acquisition of SEZ in March 2008, all of the Company’s goodwill related to a single reporting unit, the Core reporting unit, wherein a substantial excess of fair value over carrying value exists. There were no material changes in methodologies used in determination of the fair value of the Core reporting unit since the prior year. Goodwill relating to the CPG reporting unit arose following the acquisition of SEZ in fiscal 2008, and was included for the first time in the Company’s annual impairment assessment in fiscal 2009.

Proposed Example Disclosure [italics reflect changes to existing disclosure intended to be responsive to the Staff’s comments]

“Goodwill and Other Intangible Assets: Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The carrying value of goodwill is allocated to our reporting units. Goodwill and identifiable intangible assets with indefinite useful lives are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable and the carrying amount exceeds its fair value.

We review goodwill at least annually for impairment. Should certain events or indicators of impairment occur between annual impairment tests, we would perform an impairment test of goodwill at that date. In testing for a potential impairment of goodwill, we: (1) allocate goodwill to our reporting units to which the acquired goodwill relates; (2) estimate the fair value of our reporting units; and (3) determine the carrying value (book value) of those reporting units, as some of the assets and liabilities related to those reporting units are not held by

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those reporting units but by a corporate function. Prior to this allocation of the assets to the reporting units, we are required to assess long-lived assets for impairment. Furthermore, if the estimated fair value of a reporting unit is less than the carrying value, we must estimate the fair value of all identifiable assets and liabilities of that reporting unit, in a manner similar to a purchase price allocation for an acquired business. This can require independent valuations of certain internally generated and unrecognized intangible assets such as in-process research and development and developed technology. Only after this process is completed can the amount of goodwill impairment, if any, be determined.

As of June 28, 2009, the carrying value of goodwill on our Consolidated Balance Sheet was $169.2 million. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. We determine the fair value of our reporting units by using a weighted combination of both a Market and an Income approach, as this combination was deemed to be the most indicative of our fair value in an orderly transaction between market participants.

Under the Market approach, we utilize information regarding the reporting unit as well as publicly available industry information to determine various financial multiples that are used to value our reporting units. Under the Income approach, we determine fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn.

In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of our reporting units, including estimated growth rates and assumptions about the economic environment. Although our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying businesses, there is significant judgment involved in determining the cash flows attributable to a reporting unit. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. We also consider our market capitalization and that of our competitors on the date we perform the analysis. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

As a result, several factors could result in impairment of a material amount of our goodwill balance in future periods, including, but not limited to: (1) further weakening of the global economy, continued weakness in the semiconductor equipment industry, or failure of the Company to reach its internal forecasts could impact our ability to achieve our forecasted levels of cash flows and reduce the estimated discounted cash flow value of our reporting units; (2) a decline in our stock price and resulting market capitalization, if we determine that the

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December 18, 2009

decline is sustained and is indicative of a reduction in the fair value of our reporting units below their carrying value. Further, the value assigned to intangible assets, other than goodwill, is based on estimates and judgments regarding expectations such as the success and life cycle of products and technology acquired. If actual product acceptance differs significantly from the estimates, we may be required to record an impairment charge to write down the asset to its realizable value.

7.	In a related matter, please also tell us the last date you assessed your property, plant and equipment and intangible assets (excluding goodwill) for impairment. Also provide us with a summary of material relevant facts, assumptions, and estimates you considered in this impairment analysis on an individual asset group basis.

In assessing the recoverability of property, plant and equipment and intangible assets (excluding goodwill), the Company follows the guidance prescribed in SFAS 144. As a result of impairment indicators identified during the quarter ended March 29, 2009 and in connection with the Company’s interim goodwill impairment assessment, Lam also performed a detailed analysis to determine whether an impairment loss should be recognized for long-lived asset groups within the CPG reporting unit. Before measuring for impairment, Lam first determined whether the related long-lived asset groups were recoverable as follows:

1) Related long-lived assets were grouped and at the lowest level for which there were identifiable cash flows. Three separate long-lived asset groups were identified. The aggregate net book value of the related long-lived assets groups as of the assessment date was approximately $138 million.

2) For each asset group, the Company estimated the future net undiscounted cash flows expected to be generated from the use of the related long-lived assets and their eventual disposal. Lam’s estimates (i) included only future cash inflows less associated cash outflows that were directly associated with and that were expected to arise as a direct result of the use and eventual disposition of the asset group being tested; (ii) incorporated Lam-specific assumptions about its use of the long-lived asset group, and (iii) relied on a single-most-likely estimate of expected future cash flows. The cash flow estimation period for each long-lived asset group was based upon the remaining useful life of the identified “primary asset.” The “primary asset” for each group was determined as the principal long-lived tangible asset being depreciated or identifiable intangible asset being amortized that was considered to be the most significant component asset from which the group derives its cash-flow-generating capacity.

3) The Company then compared the resulting estimated undiscounted cash flows to the carrying amount of the related long-lived asset groups. These estimated undiscounted cash flows exceeded the carrying amount (i.e., net book value) of each of the long-lived asset groups by more than 70%; therefore, it was determined that an impairment did not exist and no loss was recognized. In addition, the Company reviewed the remaining estimated useful life of the related assets.

U.S. Securities and Exchange Commission

December 18, 2009

Closing Comments

As requested in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

/s/ Sarah O’Dowd
Sarah O’Dowd, Group Vice President, Human Resources and Chief Legal Officer
Lam Research Corporation

cc:    Stephen G. Newberry, President and Chief Executive Officer, Lam Research Corporation